As filed with the Securities and Exchange Commission on April 5, 2017

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

The New Ireland Fund, Inc.
(Name of Subject Company (Issuer))

The New Ireland Fund, Inc.
(Name of Filing Persons (Offeror and Issuer))

Shares of Common Stock
(Title of Class of Securities)

645673104
(CUSIP Number of Class of Securities)

THE NEW IRELAND FUND, INC.
c/o KBI Global Investors (North America) Ltd
One Boston Place, 36th Floor
Boston, Massachusetts 02108
1-800-468-6475

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Rose DiMartino, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

CALCULATION OF FILING FEE

Transaction Value: $21,585,322*	Amount of Filing Fee: $2,501.74**

*
Estimated for purposes of calculating the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 1,601,285 shares of common stock of The New Ireland Fund, Inc. (30% of the total number of shares outstanding on March 29, 2017) by $13.48, which represents 98% of the net asset value per share of $13.75 as of the close of the regular trading session of the New York Stock Exchange on March 29, 2017.

**	Calculated at $115.90 per $1,000,000 of the transaction value.

[ ]
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of the filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.

[X]	Issuer tender offer subject to Rule 13e-4

[ ]	Going-private transaction subject to Rule 13e-4

[ ]	Amendment to Schedule 13D under Rule 13d-2

[ ]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

Introductory Statement

The New Ireland Fund, Inc., a non-diversified, closed-end management investment company incorporated under the laws of the state of Maryland (the “Fund”), is offering to purchase, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with this Offer to Purchase and with any amendments or supplements thereto, constitute the “Offer Documents”), 1,601,285 of the issued and outstanding shares of common stock of the Fund (“Shares”), representing approximately 30% of the Fund’s issued and outstanding shares of common stock as of March 29, 2017. The Fund is offering to purchase Shares for cash, at a price, net to the seller (subject to any applicable withholding taxes and brokerage fees), without interest thereon, equal to 98% of the net asset value (“NAV”) per Share as determined by the Fund as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), on the next day the NAV per Share is calculated after the offer expires (the “Valuation Date”) or, if the offer is extended, on the next day the NAV per Share is calculated after the day to which the offer is extended. The Fund normally calculates its NAV per Share on each day that the NYSE is open for trading at the close of regular trading on the NYSE on such day. The Offer to Purchase will expire at 11:59 p.m., Eastern Time on May 5, 2017 (the “Expiration Date”), or such later date as corresponds to any extension of the offer.

Item 1 through Item 11.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Item 1 through Item 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	None.
(a)(5)(i)	Text of Letter to Shareholders of the Fund.
(a)(5)(ii)	Text of press release dated and issued on June 28, 2016.
(b)	None.
(d)	Agreement between Karpus Management, Inc. and The New Ireland Fund, Inc.
(g)	None.
(h)	None.

Item 13. Information required by Schedule 13E-3.

Not applicable.

i

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE NEW IRELAND FUND, INC.

/s/ Sean Hawkshaw
Name: Sean Hawkshaw
Title: Director & President

Dated: April 5, 2017